

July 28, 2014

Via E-mail
Mr. S. Jeffrey Johnson
Chief Executive Officer
Circle Star Energy Corp.
7065 Confederate Park Road, Suite 102
Fort Worth, Texas 76108

> **Re: Circle Star Energy Corp.**
> **Form 10-K for the Fiscal Year ended April 30, 2013**
> **Filed August 13, 2013**
> **Response Letter dated April 28, 2014**
> **File No. 000-53868**

Dear Mr. Johnson:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2013

Financial Statements and Supplementary Data, page 30

Note 12 - Supplemental Oil and Gas Disclosures (Unaudited), page 55

Oil and Gas Reserve Information, page 55

1.   We note from your response to prior comment 9, in our letter dated April 9, 2014, that natural gas liquids (NGLs) were included as part of your natural gas reserves and represent approximately 2.6% of the total PV-10 of your proved reserves as of April 30, 2013. Please note that in determining whether separate disclosure of NGLs is required under FASB ASC 932-235-50-4 and 932-235-50-5, you should also consider the net quantities of such reserves. Furthermore, if quantities of NGLs are material, these should

be presented as a separate product type in the disclosures required under Items 1202(a)(2), 1202(a)(4) and 1204 of Regulation S-K, and in any third party report, such as the one you have included as Exhibit 99.1, pursuant to Item 1202(a)(8)(ix) of Regulation S-K. Tell us the net quantities of your NGL reserves and natural gas reserves on a disaggregated basis, comprising the total of your NGL and natural gas reserves.

2.   Please expand the disclosure of your net proved reserves to present the net quantities of proved developed reserves and proved undeveloped reserves as of April 30, 2012 and 2013 to comply with FASB ASC 932-235-50-4. You may refer to Example 1 in FASB ASC 932-235-55-2 for an illustration of these requirements. You may find this guidance on the Financial Accounting Standards Board website at the following address:

http://www.fasb.org/cs/BlobServer?blobcol=urldata&blobtable=MungoBlobs&blobkey=id&blobwhere=1175820075990&blobheader=application/pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief